FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, C Carolus, R Dañino*, J G Hopwood, R P Menell,
D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian, *Peruvian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za
Enquiries
Media and Investor Enquiries
Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email Willie.Jacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakils-Wagner@
          goldfields.co.za
Media Enquiries
Julian Gwillim
Tel      +27 11 562-9774
Mobile  +27 (0) 82 452 4389
email   Julian.Gwillim@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS MINES
OBTAIN ACCREDITATION
Johannesburg, 31 July 2009: Gold Fields Limited (Gold Fields) (JSE,
NYSE, NASDAQ Dubai: GFI) is pleased to announce that Beatrix Gold
Mine has achieved accreditation with the International Cyanide
Management Code (ICMC). Beatrix is the fourth of Gold Fields’ nine mines to achieve Cyanide Code accreditation. The Tarkwa and Damang
Gold Mines in Ghana achieved accreditation in June and May 2008, respectively and the South Deep Gold Mine in South Africa achieved accreditation in December 2008.
The International Cyanide Code Management Institute yesterday also announced that the Kloof Gold Mine has been certified as substantially compliant with the ICMC.
As part of the adoption and implementation of the Group’s sustainable development framework, a decision was made to become an ICMC
(“Cyanide Code”) signatory. The Cyanide Code applies to the
manufacture, transport and use of cyanide in the production of gold, which is administered by the International Cyanide Management Institute
(ICMI).
Gold Fields’ Chief Executive Officer, Nick Holland, commented: “To date, this decision has resulted in an additional tool for environmental management within Gold Fields, relating to, inter alia, legal compliance, proactive incident reporting, improved resource usage, prevention of pollution, and more efficient waste management.”
In becoming a signatory of the Cyanide Code, Gold Fields has committed all of its mining operations to become accredited with the
Cyanide Code, and those not as yet compliant are all currently qualifying.
The Cyanide Code has been recognized as best practice for cyanide management in the gold mining industry by the World Gold Council
(WGC) and the Council for Responsible Jewellery Practice (RJC). It has
also been acknowledged by the International Finance Corporation (IFC)
and the G8 Group of Nations as the guide to responsible cyanide management.
ends
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable steady state production of approximately 4 million ounces per annum from nine operating mines in South Africa, Peru, Ghana and Australia. The company has total attributable ore reserves of
83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE
Limited (primary listing), New York Stock Exchange (NYSE), NASDAQ Dubai Limited (NASDAQ
Dubai), NYSE Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at  www.goldfields.co.za.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 31 July 2009
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
            Relations and Corporate Affairs